UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                           ART TECHNOLOGY GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    ---------------------------------------
                         (Title of Class of Securities)


                              CUSIP NO. 458727 20 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 James H. Dennedy                       Richard S. Rofe
 Mitchell-Wright Technology Group, LLC  Mitchell-Wright Technology Group, LLC
 8060 Montgomery Road, Suite 205        185 Great Neck Road, Suite 460
 Cincinnati, OH 45236                   Great Neck, NY 11020
 (513) 792-5100                         (516) 466-5258
--------------------------------------------------------------------------------
                  Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                October 29, 2004
--------------------------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

     If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 2 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         SSH Partners I, LLP

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)     / /

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        125,000
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        125,000
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 3 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Mitchell-Wright Technology Group, LLC   41-2142179

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)     / /

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        125,000
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        125,000
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 4 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Mitchell-Wright, LLC

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)     / /

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        125,000
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        125,000
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 5 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         James Dennedy

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)     / /

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         PF/AF

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       145,000
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       0
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       145,000
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         145,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 6 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Arcadia Partners, L.P.

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)     / /

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        36,744
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        36,744
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         36,744

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.0%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 7 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Arcadia Capital Management, LLC

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)     / /

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        36,744
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        36,744
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         36,744

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.0%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 8 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Richard Rofe

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)     / /

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        172,244
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        172,244
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         172,244

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 9 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Parche, LLC                          20-0870632

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)     / /

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        628,174
                                               ---------------------------------
                                               (9)      Sole Dispositive Power


                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        628,174
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         628,174

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.9%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 10 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Starboard Value & Opportunity Fund, LLC

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)     / /

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,297,919
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,297,919
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,297,919

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         4.5%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 11 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Admiral Advisors, LLC

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)     / /

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,926,903
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,926,903
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,926,903

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 12 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Ramius Capital Group, LLC

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)     / /

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,926,903
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,926,903
------------------------------------------------------------ -------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,926,903

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 13 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         C4S & Co., LLC

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)     / /

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,926,903
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,926,903
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,926,903

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 14 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Peter A. Cohen

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)     / /

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,926,903
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,926,903
------------------------------------------------------------ -------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,926,903

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 15 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Morgan B. Stark

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)     / /

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,926,903
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,926,903
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,926,903

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 16 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Jeffrey M. Solomon

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each     (7)      Sole Voting Power
Reporting Person with:
                                                         0
                                                --------------------------------
                                                (8)      Shared Voting Power

                                                         3,926,903
                                                --------------------------------
                                                (9)      Sole Dispositive Power

                                                         0
                                                --------------------------------
                                                (10)     Shared Dispositive Powe

                                                         3,926,903
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,926,903

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 17 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Thomas W. Strauss

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)     / /

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       0
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       3,926,903
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       0
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       3,926,903
------------------------------------------------------------ -------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,926,903

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 4 to Schedule 13D relates to shares of the Common Stock, par value $0.01 per share ("Common Stock"), of Art Technology Group, Inc. (the "Issuer" or the "Company") and is being filed on behalf of the undersigned to amend the Schedule 13D which was originally filed on August 24, 2004, and amended on September 10, 2004 September 20, 2004 and September 29, 2004 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

This Amendment No. 4 to Schedule 13D is filed by a group consisting of SSH Partners I, LP, Mitchell-Wright Technology Group, LLC, Mitchell-Wright, LLC, James Dennedy, Arcadia Partners, L.P., Arcadia Capital Management, LLC, Richard Rofe, Parche, LLC, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, and Thomas W. Strauss (collectively, the "Reporting Persons").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The additional shares of Common Stock purchased by the Reporting Persons since the filing of the Schedule 13D, as described in Schedule I attached hereto, were made in open market transactions. All such purchases of Common Stock by each of the Reporting Persons were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases was $6,700 by Parche, LLC, and approximately $35,100 by Starboard Value & Opportunity Fund, LLC.

ITEM 4.  PURPOSE OF THE TRANSACTION

On October 29, 2004, Mitchell-Wright Technology Group, LLC ("MWTG") and the other Reporting Persons who are participants in MWTG's solicitation of proxies agreed to terminate their proxy solicitation, and the Reporting Persons agreed to vote their shares of Common Stock for the proposed merger with Primus Knowledge Solutions, Inc. Given the Company's recent announcements demonstrate a commitment to cost reductions; and given the Company's agreement to add a shareholder representative to its board of directors and conduct a corporate governance review and report its findings to shareholders by March 1, 2005, the Reporting Persons no longer believe that soliciting proxies against the merger is necessary. MWTG's press release regarding the foregoing is attached to this
Schedule 13D as Exhibit 1.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a), (b)

As of October 29, 2004, the aggregate number of shares of Common Stock to which this Schedule 13D relates is 4,243,337 shares, representing 5.7% of the 73,889,870 shares of Common Stock reported by the Company to be issued and outstanding as of September 9, 2004, in its joint proxy statement/prospectus on Form S-4 filed with the Securities and Exchange Commission on September 22, 2004. The Reporting Persons beneficially own those shares as follows:

As of the date hereof, Parche, LLC beneficially owns an aggregate of 628,174 shares of Common Stock, representing approximately 0.8% of the shares of Common Stock presently outstanding. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, each of Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., Peter A. Cohen, Morgan B. Stark, Jeffrey
M. Solomon and Thomas W. Strauss may be deemed to have an indirect beneficial ownership of all the shares of Common Stock beneficially owned by Parche, LLC.

As of the date hereof, Starboard Value & Opportunity Fund, LLC beneficially owns an aggregate of 3,297,919 shares of Common Stock, representing approximately 4.5% of the outstanding shares of Common Stock. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, each of Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan
B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to have an indirect beneficial ownership of all the shares of Common Stock beneficially owned by Starboard Value & Opportunity Fund, LLC.

Each of Messrs. Cohen, Stark, Solomon and Strauss shares voting and dispositive power with respect to both the 3,297,919 shares of Common Stock owned by Parche, LLC and the 628,174 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC by virtue of their status as joint managing members of C4S & Co., LLC, the Managing Member of Ramius Capital Group, LLC, which in turn is the Managing Member of Admiral Advisors, LLC, which is the Managing Member of both Parche, LLC and Starboard Value & Opportunity Fund, LLC.

Messrs. Cohen, Stark, Solomon, and Strauss, C4S & Co., LLC, Ramius Capital Group, LLC and Admiral Advisors, LLC each disclaim beneficial ownership of the shares of the Issuer's Common Stock held of record by Parche, LLC and Starboard Value & Opportunity Fund, LLC, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(c)      Not applicable

(d)      Not applicable

(e)      Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

MWTG, Parche, LLC, and Starboard Value and Opportunity Fund, LLC have an agreement pursuant to which MWTG provides advice and services with respect to the parties' investments in the Common Stock of the Issuer, among other matters. Under such agreement, the parties agree to coordinate the acquisition and disposition of Common Stock of the Issuer with MWTG and to cooperate with respect to proxy votes and related matters (however, each of the parties to the agreement retains the sole discretion over acquisitions and dispositions of, and voting authority over, the shares of Common Stock that it holds). For such services, MWTG receives an amount equal to a percentage of the profits realized by such parties on their investment in the Issuer. The parties have also agreed to share expenses incurred by the group.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Press Release of Mitchell-Wright Technology Group, LLC released October 29, 2004.

--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 29, 2004                           SSH Partners I, LP
                                           By:   Mitchell-Wright Technology
                                                 Group, LLC, its General
                                                 Partner
                                           /s/ James Dennedy
                                           -------------------------------------
                                       By: James Dennedy
                                           Managing Member

October 29, 2004                           Mitchell-Wright Technology Group, LLC
                                           By:   Mitchell-Wright, LLC, its
                                                 Managing Member
                                           /s/ James Dennedy
                                           -------------------------------------
                                       By: James Dennedy
                                           Managing Member

October 29, 2004                           Mitchell-Wright, LLC
                                           /s/ James Dennedy
                                           -------------------------------------
                                       By: James Dennedy
                                           Managing Member

October 29, 2004                           /s/ James Dennedy
                                           -------------------------------------
                                           James Dennedy

--------------------------------------------------------------------------------
October 29, 2004                           Arcadia Partners, L.P.
                                           By:   Arcadia Capital Management,
                                                 LLC, its General Partner
                                           /s/ Richard Rofe
                                           -------------------------------------
                                       By: Richard Rofe
                                           Member

October 29, 2004                           Arcadia Capital Management, LLC
                                           /s/ Richard Rofe
                                           -------------------------------------
                                       By: Richard Rofe
                                           Member

October 29, 2004                           /s/ Richard Rofe
                                           -------------------------------------
                                           Richard Rofe

October 29, 2004                           Parche, LLC
                                           By:   Admiral Advisors, LLC, its
                                                 managing member
                                           /s/ Jeffrey M. Solomon
                                           -------------------------------------
                                       By: Jeffrey M. Solomon
                                           Authorized Signatory

October 29, 2004                           Starboard Value & Opportunity Fund,
                                           LLC
                                           By:   Admiral Advisors, LLC, its
                                                 managing member
                                           /s/ Jeffrey M. Solomon
                                           -------------------------------------
                                       By: Jeffrey M. Solomon
                                           Authorized Signatory

October 29, 2004                           Ramius Capital Group, LLC
                                           By:   C4S & Co., LLC, its Managing
                                                 Member
                                           /s/ Jeffrey M. Solomon
                                           -------------------------------------
                                       By: Jeffrey M. Solomon
                                           Authorized Signatory

October 29, 2004                           C4S & Co., LLC
                                           /s/ Jeffrey M. Solomon
                                           -------------------------------------
                                       By: Jeffrey M. Solomon
                                           Authorized Signatory

October 29, 2004                           /s/ Peter A. Cohen
                                           -------------------------------------
                                           Peter A. Cohen

October 29, 2004                           /s/ Morgan B. Stark
                                           -------------------------------------
                                           Morgan B. Stark

October 29, 2004                           /s/ Jeffrey M. Solomon
                                           -------------------------------------
                                           Jeffrey M. Solomon

October 29, 2004                           /s/ Thomas W. Strauss
                                           -------------------------------------
                                           Thomas W. Strauss

                                   SCHEDULE I

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Person since the filing of the
Schedule 13D. All transactions were effectuated in the open market through a broker.

Parche, LLC
-----------

                Number of Shares
  Date           Purchased/(Sold)      Price Per Share(1)
  ----           ----------------      ------------------
    9/29/2004        7,200                $0.93
   10/21/2004       (6,320)               $0.89
   10/22/2004       (9,328)               $0.91
   10/25/2004       (1,530)               $0.88
   10/26/2004       (1,600)               $0.88
   10/27/2004       (1,600)               $0.88
   10/28/2004       (1,824)               $0.90

Starboard Value and Opportunity Fund, LLC
-----------------------------------------

                Number of Shares
  Date          Purchased/(Sold)      Price Per Share(1)
  ----          ----------------      ------------------
    9/29/2004        37,800               $0.93
   10/21/2004       (33,180)              $0.89
   10/22/2004       (48,972)              $0.91
   10/25/2004       (8,033)               $0.88
   10/26/2004       (8,400)               $0.88
   10/27/2004       (8,400)               $0.88
   10/28/2004       (9,576)               $0.90


(1) Excludes commissions and other execution-related costs.

Exhibit 1


ISSUED ON BEHALF OF MITCHELL-WRIGHT TECHNOLOGY GROUP


FOR IMMEDIATE RELEASE                                CONTACT:
October 29, 2004                                     Ellen Gonda
                                                     Brunswick Group
                                                     (212) 333-3810


     Mitchell-Wright Technology Group Votes Affirmatively for Art Technology
             Group's Proposed Merger with Primus KnowledgeSolutions


Cincinnati, OH, October 29, 2004 - Mitchell-Wright Technology Group ("MWTG") today announced that it believes ATG (Art Technology Group, Inc. NASDAQ: ARTG) has made sufficient improvements in their planned operating expenses and corporate governance to enable MWTG to vote affirmatively for ATG's proposed merger with Primus Knowledge Solutions, Inc.

In addition to the recently announced cost reductions, ATG will conduct a review of its corporate governance elements and provide the results of the review to the shareholders. Further, ATG will appoint a shareholder nominated individual to its Board of Directors.

"We asked the Company to seek and take action on improved cost management. The results from this past quarter demonstrate management's efforts to align the Company's cost structure with realized revenue. In addition, the Company's 8K filing on October 28, 2004, identified additional cost reductions, including facility consolidation, demonstrating management's increased focus on profitable growth going forward," said Jim Dennedy of MWTG. "We believe ATG's corporate governance review along with increased shareholder representation on the Board are steps in the right direction toward greater shareholder accountability and enhance the opportunity to increase the value of the Company."